UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s Interim Report for the six months ended June 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: September 8, 2015

HONG KONG TELEVISION NETWORK LIMITED
香港電視網絡有限公司

Stock Code - SEHK : 1137
NASDAQ : HKTV

INTERIM REPORT 2015

HKTV mall.com
百貨·千貨·萬貨
& MORE

HKTV
HONG KONG TELEVISION NETWORK LIMITED
Stock Code - SEHK : 1137
NASDAQ : HKTV
INTERIM REPORT
2015
HKTV mall.com
& MORE

HONG KONG TELEVISION NETWORK LIMITED is a Hong Kong and the U.S. listed company (SEHK : 1137; NASDAQ : HKTV). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalization, popularizing advanced technology and applications. The Group strives to expand its foothold to the multimedia and TV industry. Riding on our content library together with strong brand presence in Hong Kong, we are now developing various business models to build a 24-hour “e-Shopping Mall” providing a one-stop shop platform to people in Hong Kong, including entertainment, online shopping, delivery service and impressive customer experience. For more information on HKTV, please visit www.hktv.com.hk.

02	Corporate Information

03	Chairman’s Statement

04	Management’s Discussion and Analysis

12	Unaudited Consolidated Income Statement

13	Unaudited Consolidated Statement of Comprehensive Income

14	Unaudited Consolidated Statement of Financial Position

15	Unaudited Consolidated Statement of Changes in Equity

16	Unaudited Condensed Consolidated Cash Flow Statement

17	Notes to Unaudited Interim Financial Report

29	Independent Review Report

30	Other Information

Where the English and the Chinese texts conflicts, the English text prevails

CORPORATE INFORMATION

FINANCIAL CALENDAR

Six months interim period ended:

30 June 2015

Interim results announced on:

26 August 2015

LISTING

Hong Kong Television Network Limited’s shares are listed under the stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “HKTV”.

Executive Directors

Mr. WONG Wai Kay, Ricky 3,4 (Chairman)

Mr. CHEUNG Chi Kin, Paul 3,5 (Vice Chairman)

Ms. TO Wai Bing 3 (Chief Executive Officer)

Ms. WONG Nga Lai, Alice 3,5 (Chief Financial Officer)

Independent Non-executive Directors

Mr. LEE Hon Ying, John 1,7,8

Mr. PEH Jefferson Tun Lu 2,5,6,9

Mr. MAK Wing Sum, Alvin 2,7,9

[1]	Chairman of Audit Committee
[2]	Members of Audit Committee
[3]	Members of Executive Committee
[4]	Chairman of Investment Committee
[5]	Members of Investment Committee
[6]	Chairman of Nomination Committee
[7]	Members of Nomination Committee
[8]	Chairman of Remuneration Committee
[9]	Members of Remuneration Committee

Company Secretary

Ms. WONG Nga Lai, Alice

Authorised Representatives

Mr. WONG Wai Kay, Ricky

Mr. CHEUNG Chi Kin, Paul

Registered Office

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung, New Territories, Hong Kong

Auditor

KPMG

Certified Public Accountants

8th Floor

Prince’s Building

10 Chater Road

Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited

46th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation

101 Barclay Street, 22nd Floor

New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

The Hongkong and Shanghai Banking Corporation Limited

Website

www.hktv.com.hk

CHAIRMAN’S STATEMENT

Dear Shareholders,

Our online shopping platform, HKTVmall, was officially launched on 2 February this year. Currently, HKTVmall is working with more than 550 merchants, making more than 75,000 products available for consumers; we embrace an audacious goal to become the largest online shopping mall in Hong Kong, that encompasses everything and operates around the clock. I wish that, whenever you have a shopping desire, you would think of HKTVmall.

At the early stage of official launch, we have not engaged in any large scale promotions as the operations of HKTVmall are much more complicated than we could imagine. We need to work through every single details in the world of retailing, while online shopping requires steps further to enhance user interface, customer experience and most importantly, logistics & delivery arrangements. Each of these would impose direct impact of customers’ trust towards HKTVmall. Therefore, at the early preparation stage from August 2014 to February 2015, we spent tremendous efforts to build up relationship with local, Japan and Korea merchants, which has formed a solid foundation for acquiring more new merchants and new customers. After the official launch, we focused on enhancing interface design, technical support, logistics and delivery as well as customer services, that constituted to a new face of HKTVmall.

Eventually, since 1 August, the mega advertising campaign of HKTVmall has come to reality along the major lines of MTR: more than 3,000 advertising panels along the 119 tracks of more than 50 MTR stations on Tsuen Wan line, Island line, Kwun Tong line, Tseung Kwan O line and Tung Chung line were all covered by our advertisements. As for the creative concept, we have adopted a fun approach, and have made use of the wide geographic footprint of MTR stations to offer customers gifts according to their delivery districts.

We received overwhelming market response after the launch of this mega advertising campaign, with unexpected growth of multiplying orders that has indeed exceeded our existing logistics and delivery capability. Logistics and delivery is the most important customer contact point, that it also represents our sincerity towards customers. Therefore, we have decided to expand the scale of our logistics centre at Kowloon Bay by three fold in the middle of August, and at the same time employing more warehouse assistants, delivery assistants, packing assistants and drivers, to resolve the issues of delayed delivery and missing items.

HKTV has gained support from the people of Hong Kong, and we deeply treasure this unique brand advantage. Years ago when we established HKTV, we wish to bring joy and positive energy to the public with our high quality TV programs. Today, we hope that we can bring delights to the lives of the public via HKTVmall.

While we are waiting for the judgment of the judicial review of mobile TV transmission standard, and the proceeding of the Government’s appeal for the judgment in favor of HKTV in the judicial review of Free TV licence, drama production is still under suspension at the moment. Despite this, we have appointed main contractor to construct a multimedia production and distribution centre at Tseung Kwan O Industrial Estate, with gross floor area of around 31,777 square metres, comprising a 6-storey media block and a 1-storey studio block. I remain my belief that Hong Kong needs its own creativity, as well as local dramas and movies. Therefore, we would consider to invest and participate in movie production, contributing to the movie industry of Hong Kong.

I would also like to take this opportunity to thank for the support from the Hong Kong public, our shareholders and business partners, and I would also like to thank for the contribution of our talents, giving courage for HKTV and HKTVmall to fight for its future.

Wong Wai Kay, Ricky

Chairman

Hong Kong, 26 August 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended 30 June 2015

FINANCIAL HIGHLIGHTS

In thousands of Hong Kong dollars except for per share amounts and ratios

	For the six months ended 30 June 2015	For the six months ended 28 February 2014

Turnover	60,269	967
Loss for the period	(235,034)	(119,578)
Loss per share
– Basic and Diluted (HK Cents)	(29.1)	(14.8)
Capital Expenditures	10,728	2,190

	As at 30 June 2015	As at 31 December 2014

Cash position[1]	544,826	819,186
Available-for-sale securities	1,665,748	1,784,363
Total outstanding borrowings	430,151	802,165
Total equity attributable to equity shareholders	2,842,524	3,055,161
Shares in issue (in thousands)	809,017	809,017
Net asset per share (HK$)	3.51	3.78
Gearing ratio	N/A	N/A

[1]	Cash position means cash at bank and in hand and term deposits

BUSINESS REVIEW

After the trial run started from 17 December 2014, we formally launched the online shopping platform under the HKTVmall on 2 February 2015 and generating revenue from monetization of gross merchandise value through sales of goods and services and earning commission income from concessionaire sales. For this grand launch, on the same date, we announced the “$100 Mall Dollar” promotional campaign by crediting $100 Mall Dollar to the HKTVmall account of each individual who registered as our users and activated on or before 15 February 2015. Each registered individual could use this $100 Mall Dollar for consumptions on HKTVmall. Due to the overwhelming responses in particular in the last few days of the campaign, we extended the programme to end on 5 April 2015. Numerous feedback and comments were received from our HKTVmall users on the user interface, transaction flow and logistics experience, together with our Big Data analysis based on the browsing, searching and purchasing history, we decided to revamp the user interface of the HKTVmall website and app, the backend system programming and also the promotional programmes for better user experience. The enhancement include the format and display of the web and app front page and the product details page, the product search methodology and the launch of different promotional rules to cater for different users’ preferences, etc.

Other than these series of enhancements, we also expanded our marketing and promotional horizon to stimulate browsing and to induce purchases on HKTVmall, such as regular eDMs to the target group featuring different product categories, brands, seasonal products and special days promotion, micro film production featuring selective brands, such as “La Couleur” for EQ:IQ, “Another Window” for Nine West, etc., social media promotion, such as Facebook and Instagram, and exclusive merchant offer on HKTVmall.

Since the launch, as a marketplace for online shopping, HKTVmall features the brands and retailers with each seller operating a unique identifiable online store. Currently, there were more than 550 stores on HKTVmall. In order to increase the product varieties for offering on HKTVmall platform, in May 2015, apart from the merchant relations team, we launched a merchant recruitment portal to invite quality merchants to join our journey through this e-platform so as to accelerate the pace of the online shopping development in Hong Kong.

Our aim is to build a trusted marketplace for consumers and merchants to buy and hold local and international quality brands and products that serve our users on every aspect of lives, and to establish a presence to gain access to visitor traffic. As of 30 June 2015, there were more than 1.4 million email ID registered as HKTV members who are able to watch our programme content by Video-On-Demand (“VOD”) as well as to enjoy the online shopping experience through our HKTVmall.

The whole team in the HKTV group are putting extra effort to deliver a delightful personal experience, rather than delivering products only to the consumers in Hong Kong, we fully aware and understand there are many rooms for improvement and we continue to strike for the best to improve and enhance our product offerings in the marketplace, the processing flow on order placement, the logistics function and customer services so as to attain our goal.

Apart from operating HKTVmall, during the period, the Company continues its business including the offer of free television programming through its Over-The-Top (OTT) platform, international and local content distribution, provision of artiste management services and independent content production, while the TV programme production remained suspended.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended 30 June 2015

FINANCIAL REVIEW

On 29 August 2014, the Company announced to change its financial year end date from 31 August to 31 December so as to unify the financial year end dates of the Group and to bring the Group to in line with the business cycle of its clients in the e-commerce retail industry and the multimedia advertising industry. As a result of this, the corresponding comparative amounts shown covered six months period from 1 September 2013 to 28 February 2014, and therefore may not be entirely comparable with the amounts shown for the current period.

During the period under review, the Company mainly operates its Multimedia Business including the e-commerce online shopping and delivery services, OTT platform, and corporate functions.

The Group incurred an operating loss of HK$235.0 million for the six months ended 30 June 2015, an increase of HK$115.4 million from HK$119.6 million for the six months ended 28 February 2014. Overall, the increase in loss for the period under review was mainly due to 1) the increase in programme costs charged to the profit or loss over the showing period while the revenue from licensing of programme rights and net advertising income was not increased proportionally; 2) the e-commerce business was officially launched on 2 February 2015 and is still in its early investment stage to be financially material to the Group.

On turnover, the Group has HK$60.3 million (six months ended 28 February 2014: HK$1.0 million) for the six months ended 30 June 2015 mainly included income from licensing of programme rights and net advertising income, direct merchandise sales, commission income from concessionaire sales, provision of artiste management services and other service income. The increase of HK$59.3 million was mainly due to the launch of the OTT platform under HKTVmall in November 2014 and the formal launch of the e-commerce online shopping platform in February 2015. While for the six months ended 28 February 2014, the turnover mainly represented the income from content licensing and production, and provision of artiste management services.

Programme Cost of HK$218.6 million (six months ended 28 February 2014: HK$0.6 million) mainly included programme costs charged to the profit and loss over the showing period and talent and other production costs for content production for third party customers. The increase of HK$218.0 million was mainly due to the showing of programme contents during the period. While for the six months ended 28 February 2014, it mainly included the content production costs for third party customers.

Cost of inventories amounted to approximately HK$5.0 million for the six months ended 30 June 2015 mainly represented the cost of inventories delivered to customers for the fulfilment of the Group’s direct merchandise sales.

Valuation gains on investment properties amounted to HK$10.0 million for the six months ended 30 June 2015 based on the valuation carried out by an independent firm of surveyors.

Other operating expenses decreased by HK$8.8 million to HK$139.4 million for the six months ended 30 June 2015 mainly due to the following:

1.	Uncapitalised talent costs increased by HK$9.5 million mainly contributed by the increase in workforce to scale up HKTVmall operations, mainly for logistics and warehousing, merchant relations and technical functions, partially net off by decrease in production related talent costs due to programme production suspension and employment contract expiration;

2.	Amortisation of intangible assets and uncapitalised deprecation of fixed assets increased by HK$3.8 million and HK$5.8 million respectively due to the full year effect of additional amortisation arose from the spectrum obtained through acquisition of a wholly owned subsidiary in December 2013, while the increase in depreciation was caused by assets acquired for the HKTVmall operations;

3.	Increase in advertising and marketing expenses of HK$7.7 million for the promotion of the HKTVmall including the promotional campaign on “$100 Mall Dollar” related to concessionaire sales; and

4.	For the six months ended 28 February 2014, the Group wrote off artiste prepayments and made provision for committed artiste payments of HK$37.5 million based on the expected utilization of artiste according to the production schedule as at 28 February 2014 and the production suspension. For current period, there was a net write back of HK$0.9 million mainly due to subsequent amendment in an artiste contract and the utilisation of certain artistes for third party engagements.

Other income, net of HK$59.6 million was earned during the six months ended 30 June 2015 (six months ended 28 February 2014: HK$63.0 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, rental income from investment properties and net exchange gain. The decrease of HK$3.4 million was mainly due to the realization of our investment portfolio to support the operating activities of the Group.

The Group recognised impairment losses on certain multimedia business related assets of HK$32.0 million for the six months ended 28 February 2014. No impairment losses on multimedia business related assets was recorded for the six months ended 30 June 2015.

As of 30 June 2015, the Group had remaining programme costs of HK$132.7 million, a net decrease of HK$211.4 million from HK$344.1 million as at 31 December 2014 represented the charging of programme costs to profit and loss over the showing period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended 30 June 2015

LIQUIDITY AND CAPITAL RESOURCES

As at 30 June 2015, the Group had total cash position of HK$544.8 million represented cash at bank and in hand and term deposits (31 December 2014: HK$819.2 million represented cash at bank and in hand) and outstanding borrowings of HK$430.2 million (31 December 2014: HK$802.2 million) drawn for investment yield enhancement purpose. The decrease in total cash position was mainly due to the net bank loan repayment of HK$372.0 million, purchases of fixed assets of HK$22.2 million and the utilisation of resources for operating activities of HK$70.2 million, partially net off by remaining amount from net proceeds from disposal and maturity of available-for-sale securities, net of reinvestment, of HK$134.4 million and net interest received of HK$56.7 million.

On investment in available-for-sale securities, the Group has invested, at fair value, of HK$1,665.7 million as at 30 June 2015 (as at 31 December 2014: HK$1,784.4 million). The decrease in investment in available-for-sale securities was mainly due to the maturity of certain available-for-sale debt securities being reinvested in term deposits. As at 30 June 2015, there was a deficit of HK$7.2 million being recorded in Fair Value Reserve (31 December 2014: a revaluation deficit of HK$29.6 million). Among the available-for-sale securities, about 97.3% (as at 31 December 2014: 97.7%) are invested in fixed income products or other debt securities which substantially will be repaid at par upon maturity.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. Investment in fixed income products are structured in different maturity profile to cater for ongoing business development and expansion need, moreover, as and when additional cash is expected to be required to fund the Multimedia Business, the investments can be realised as appropriate.

As at 30 June 2015, the Group has utilised approximately HK$430.3 million (31 December 2014: HK$802.2 million) uncommitted banking facilities mainly for investment purpose and for a bank guarantee of approximately HK$0.1 million provided to a supplier, leaving approximately HK$755.7 million (31 December 2014: HK$1,508.8 million) uncommitted banking facilities available for future utilisation.

Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity, if any. There is no pledged bank deposit as at 30 June 2015 and 31 December 2014.

The debt maturity profiles of the Group as of 30 June 2015 and 31 December 2014 were as follows:

	30 June 2015 HK$’000	31 December 2014 HK$’000

Repayable within one year	430,151	802,165

As at 30 June 2015, our outstanding borrowings bear fixed interest rate and were all denominated in United States dollars. After considering the cash and cash equivalents and term deposits held by the Group, the Group was in a net cash position as of 30 June 2015 and 31 December 2014, no gearing ratio is presented.

For the six months ended 30 June 2015, the Group spent HK$10.7 million on capital expenditure versus HK$2.2 million for the six months ended 28 February 2014. The capital expenditure was mainly incurred for acquisition of computer system and renovation and fixtures of the logistics centre for HKTVmall operation. For upcoming capital expenditure requirements for the Multimedia Business, we will remain cautious and it is expected to be funded by internal resources and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 30 June 2015, the Group’s bank loans of HK$430.2 million (31 December 2014: HK$802.2 million) were secured by an equivalent amount of available-for-sale securities held by various banks.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to certain amount of exchange rate risk due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 30 June 2015, the Group had total contingent liabilities in respect of guarantees provided to a supplier of approximately HK$0.1 million (31 December 2014: Nil).

Save as disclosed above, there are no material contingent liabilities or off balance sheet obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the six months ended 30 June 2015

PROSPECTS

The overall retail market is expected to continue to stagnant given the moderate slow down in tourist spending and the low consumer sentiment in Hong Kong. To cope with this challenge, HKTVmall continues to expand its product varieties and price offering through merchant acquisitions and different seasonal and cyclical promotional campaigns. Unlike most of the online shopping platforms in Hong Kong, we are not focusing on any single product category offering, instead, we offer 16 product categories on the HKTVmall with different targeting promotion at different period of time. After the formal launch of the online shopping platform under HKTVmall in February 2015, we have taken a few months to enhance the web/app user interface and system flow, as well as to refine the focus on various product categories over time to enhance the customer experience. On 1 August 2015, we launched an unprecedented large scale advertising campaign on MTR for brand awareness and brand building purpose – in the first two weeks of August 2015, more than 3,000 advertising panels along the 119 tracks of 51 MTR stations were all covered by our advertisements. Together with this campaign, we also “upgraded” our promotional offers including a designated “tailored” gift for the pre-defined delivery area of each MTR station when the net billed amount is HK$400 or above, increased HKTV Mall Dollar rebate programme from 3% to 5%-10% for every purchase and upon transaction completion to encourage recurring purchases, and numerous mix & match and products bundle offer, etc. Moreover, we also issued our first “Summer Catalogue 2015” featuring the various promotional offers and product offerings of each categories for distribution on Central Business District and major residential districts, residential estates and the staff of corporate partners. We believe the extensive outreach and highly captive environment of the MTR advertising network, together with the highly attractive promotional offers from HKTVmall would enhance the promotion effectiveness as well as the sales performance. For the period from 16 July 2015 to 15 August 2015, collectively and on aggregate basis, approximately 1.1 million Users browsed and/or shopped in our online shopping mall (“Online Shopping Platform”) and approximately 0.7 million Users watched our TV programmes (“TV Programme Platform”)1.

Going forward, apart from using creative ways to increase our presence in the consumers’ mind, we shall continue to work on our logistics and customer services functions so as to achieve our goal in delivering a delightful one-stop shop online shopping experience to the consumers in Hong Kong.

Moreover, on 10 August 2015, we appointed the main contractor for the construction work of the multimedia production and distribution centre with gross floor area of about 31,777 square metres, comprising a 6-storey media block and a 1-storey studio block, in Tseung Kwan O Industrial Estate to support the Group’s business development on Multimedia Business. The contract sum is HK$450 million with the target to complete in October 2016.

In the meantime, the Company is still waiting for the judgment of the judicial review on mobile TV transmission standard, and the proceeding of the Government’s appeal for the judgment in favor of HKTV in the judicial review of Free TV licence, we shall further refine our business development plan on Multimedia Business upon the outcome of the above cases.

[1]	Details of the information on Users are as below:

	16 July 2015 to 15 August 2015
User (’000)	Online Shopping Platform	TV Programme Platform

Web Users	633	222
Android Users	266	194
iPad Users	64	62
iPhone Users	110	106
Android TV Box Users	N/A	56
Smart TV Users	N/A	62

Total	1,073	702

The information stated above is extracted from Google Analytics and rounded to the nearest thousand. The computation method and basis of which have not been verified. The data could be overlapping (a) between TV Programme Platform and Online Shopping Platform if the same user is watching our TV programmes and browsing the online shopping mall at the same time; (b) between different type of devices among TV Programme Platform and among Online Shopping Platform if the same user using more than one devices for watching TV programmes and/or browsing our Online Shopping Platform at the same time; (c) or the same user using HKTVmall app to browse the HKTVmall web-page. The information for the same period can be changed at different point of time when capturing the data as Google Analytics performs the analysis on sampling basis. According to Google Analytics, the definition of “User” is “Users that have had at least one session within the selected date range, which includes both new and returning users.” The above data are unaudited and are not indicative of the Company’s business performance, financial condition or growth prospect. Readers should not place reliance on these data.

MATERIAL LITIGATION

On 6 January 2014, the Company filed an application for leave to apply for judicial review against the Chief Executive in Council’s decision as evidenced in a letter dated 15 October 2013 to reject the Company’s application dated 31 December 2009 under the Broadcasting Ordinance (Chapter 562 of the laws of Hong Kong) (“BO”) for the grant of a domestic free television programme service licence. The substantive hearing was conducted on 27 to 29 August 2014. On 24 April 2015, the Court of First Instance of the High Court of the Hong Kong Special Administrative Region quashed the decision and ordered to remit it back to the Chief Executive in Council for reconsideration. On 19 May 2015, the Chief Executive in Council filed an appeal against the court’s judgment, and the hearing of the appeal was fixed to be heard on 17 and 18 February 2016. On 3 July 2015, the Chief Executive in Council made an application to stay the court’s judgment pending resolution of the appeal, and the hearing date would be fixed in consultation with the counsel’s diary of the parties.

On 11 April 2014, the Company filed an application for leave to apply for judicial review in respect of the Office of Communication Authority’s decision on 11 March 2014 that Hong Kong Mobile Television Network Limited (“HKMTV”), the Company’s wholly-owned subsidiary, would not be entitled to commence operations if HKMTV adopted the DTMB (Digital Terrestrial Multimedia Broadcast) transmission standard for its proposed mobile television service unless a domestic television programme service licence issued under the BO was first obtained by HKMTV. On 20 May 2014, the High Court granted HKMTV leave to apply for judicial review. The substantive hearing was conducted on 26 and 27 November 2014. On 12 August 2015, the court informed the parties that judgment would be ready for handing down in the middle of September 2015.

TALENT REMUNERATION

Including the Directors as at 30 June 2015, the Company had 381 permanent full-time employees versus 394 as of 31 December 2014.

The Company provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Company’s and individual performances. The Company also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option schemes.

UNAUDITED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2015 (Expressed in Hong Kong dollars)

		Six months ended
	Note	30 June 2015 HK$’000		28 February 2014 HK$’000
Turnover	4		60,269		967

Programme costs	5		(218,573)		(563)

Cost of inventories			(4,995)		—

Valuation gains on investment properties	13		10,000		—

Other operating expenses			(139,389)		(148,168)

Other income, net	6		59,608		63,046

Finance costs, net	7(a)		(1,881)		(2,766)

Impairment losses/write off of assets	8		—		(32,000)

Loss before taxation	7		(234,961)		(119,484)

Income tax expense	10		(73)		(94)

Loss for the period			(235,034)		(119,578)

Basic and diluted loss per share	12	HK	(29.1) cent	HK	(14.8) cent

The notes on pages 17 to 28 form part of this interim financial report.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2015 (Expressed in Hong Kong dollars)

		Six months ended
	Note	30 June 2015 HK$’000	28 February 2014 HK$’000
Loss for the period		(235,034)	(119,578)

Other comprehensive income	9

Items that may be reclassified subsequently to profit or loss:

Available-for-sale securities: net movement in fair value reserve		22,397	41,663

Total comprehensive income for the period		(212,637)	(77,915)

The notes on pages 17 to 28 form part of this interim financial report.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2015 (Expressed in Hong Kong dollars)

	Note	30 June 2015 HK$’000	31 December 2014 HK$’000
Non-current assets

Fixed assets	13	552,672	550,159
Intangible assets	14	374,896	391,198
Long term receivable and prepayment		554	285
Other financial assets	15	1,285,491	1,490,420

		2,213,613	2,432,062

Current assets

Accounts receivable	16	10,236	7,688
Other receivables, deposits and prepayments		34,913	40,752
Programme costs		132,675	344,088
Inventories		3,365	718
Other current financial assets	15	380,257	293,943
Term deposits		99,912	—
Cash at bank and in hand		444,914	819,186

		1,106,272	1,506,375

Current liabilities

Accounts payable	17	7,401	4,504
Other payables and accrued charges		37,005	73,876
Deposits received		1,905	1,905
Bank loans	18	430,151	802,165

		476,462	882,450

Net current assets		629,810	623,925

Total assets less current liabilities		2,843,423	3,055,987

Non-current liabilities

Deferred tax liabilities	19	899	826

NET ASSETS		2,842,524	3,055,161

CAPITAL AND RESERVES

Share capital and other statutory reserves	20	1,268,914	1,268,914
Other reserves		1,573,610	1,786,247

TOTAL EQUITY		2,842,524	3,055,161

The notes on pages 17 to 28 form part of this interim financial report.

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2015 (Expressed in Hong Kong dollars)

		Attributable to equity shareholders of the Company
	Note	Share capital HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Exchange reserve HK$’000	Other reserve HK$’000	Total HK$’000
At 1 January 2015		1,268,914	1,657,882	159,759	(29,569)	1	(1,826)	3,055,161

Changes in equity for the period:

Loss for the period		—	(235,034)	—	—	—	—	(235,034)
Other comprehensive income	9	—	—	—	22,397	—	—	22,397

Total comprehensive income for the period		—	(235,034)	—	22,397	—	—	(212,637)

At 30 June 2015		1,268,914	1,422,848	159,759	(7,172)	1	(1,826)	2,842,524

		Attributable to equity shareholders of the Company
	Note	Share capital HK$’000	Share premium HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Revaluation reserve HK$’000	Fair value reserve HK$’000	Other reserve HK$’000	Total HK$’000
At 1 September 2013		80,902	1,188,005	7	1,889,487	165,156	(71,109)	(1,826)	3,250,622

Changes in equity for the period:

Loss for the period		—	—	—	(119,578)	—	—	—	(119,578)
Other comprehensive income	9	—	—	—	—	—	41,663	—	41,663

Total comprehensive income for the period		—	—	—	(119,578)	—	41,663	—	(77,915)

Revaluation reserve realised upon disposal of an investment property	13(b)	—	—	—	5,397	(5,397)	—	—	—

At 28 February 2014		80,902	1,188,005	7	1,775,306	159,759	(29,446)	(1,826)	3,172,707

The notes on pages 17 to 28 form part of this interim financial report.

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2015 (Expressed in Hong Kong dollars)

	Six months ended
	30 June 2015 HK$’000	28 February 2014 HK$’000
Loss before taxation	(234,961)	(119,484)
Amortisation of programme costs	212,071	—
Impairment losses/write off of assets	—	32,000
Others	(47,275)	(46,491)

Net cash outflow from operating activities	(70,165)	(133,975)

Investing activities

Additions of available-for-sale securities	(67,909)	(180,639)
Proceeds from disposal of available-for-sale securities	126,945	8,064
Proceeds from maturity of available-for-sale securities	75,343	175,521
Acquisition of a subsidiary	—	(142,343)
(Increase)/decrease in term deposits	(102,205)	188,053
Interest received	56,652	58,275
Dividend received	409	416
Purchases of fixed assets	(22,151)	(1,957)
Proceeds from disposal of fixed assets	79	938

Net cash inflow from investing activities	67,163	106,328

Financing activities

Net (repayment of)/proceeds from bank loans	(371,798)	160,797
Repayment of capital element of finance leases	—	(47)
Interest paid on bank loans	(1,822)	(2,408)
Other cash flows arising from financing activities	(54)	(2,160)

Net cash (outflow)/inflow from financing activities	(373,674)	156,182

(Decrease)/increase in cash and cash equivalent	(376,676)	128,535

Cash and cash equivalent at the beginning of the period	819,186	347,849

Effect of foreign exchange rate changes	2,404	(860)

Cash and cash equivalent at the closing of the period	444,914	475,524

The notes on pages 17 to 28 form part of this interim financial report.

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

1	CHANGE OF FINANCIAL YEAR END DATE

Pursuant to a resolution of the Board of Directors dated 29 August 2014, the Company’s financial year end date has been changed from 31 August to 31 December. Accordingly, the financial period for fiscal 2014 covered a period of sixteen months from 1 September 2013 to 31 December 2014. These unaudited condensed consolidated interim financial statements now presented cover a period of six months from 1 January 2015 to 30 June 2015. The comparative figures presented for the unaudited consolidated income statement, unaudited consolidated statement of comprehensive income, unaudited consolidated statement of changes in equity, unaudited condensed consolidated cash flow statement and related notes cover the period of six months from 1 September 2013 to 28 February 2014 and therefore may not be comparable with amounts shown for the current period.

2	BASIS OF PREPARATION

The unaudited interim financial report of Hong Kong Television Network Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Main Board Listing Rules”); and complies with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (the “IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”). It was authorised for issuance on 26 August 2015.

This unaudited interim financial report has been prepared in accordance with the same accounting policy adopted in the preparation of the consolidated financial statements for the sixteen months ended 31 December 2014, except for the newly adopted accounting policies as set out in note 3.

The preparation of unaudited interim financial report in conformity with IAS 34 and HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This unaudited interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the consolidated financial statements for the sixteen months ended 31 December 2014. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) issued by the IASB and Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s independent review report to the Board of Directors is included on page 29 of this interim financial report. In addition, this interim financial report has been reviewed by the Company’s Audit Committee.

The financial information relating to the sixteen months ended 31 December 2014 that is included in the interim financial report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that financial year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the sixteen months ended 31 December 2014 to the Registrar of Companies in accordance with section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under section 406(2), 407(2) or (3) of the Companies Ordinance (or under their equivalent requirements found in section 141 of the predecessor Companies Ordinance (Cap. 32)).

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

3	CHANGES IN ACCOUNTING POLICIES

The IASB has issued the following amendments to IFRSs that are first effective for the current accounting period of the Group. The equivalent amendments to HKFRSs, which term collectively includes all applicable individual HKFRSs, HKASs and Interpretations, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

•	Amendments to IAS/HKAS 36, Impairment of assets – Recoverable amount disclosures for non-financial assets

•	Annual Improvements to IFRS/HKFRSs 2010-2012 Cycle

•	Annual Improvement to IFRS/HKFRSs 2011-2013 Cycle

The amendments to IAS/HKAS 36 modify the disclosure requirements for impaired non-financial assets. Among them, the amendments expand the disclosures required for an impaired asset or cash generating units (“CGU”) whose recoverable amount is based on fair value less costs of disposal. Since these disclosures requirements only apply to a full set of financial statements, the Group has not made additional disclosures in relation to impairment losses in this interim financial report.

None of other developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

4	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of multimedia business, including but not limited to the online shopping mall operation, offer of free TV programming through Over-The-Top platform, multimedia and drama production, contents distribution and other related services (“Multimedia Business”). In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for purposes of resource allocation and performance assessment, the Group has only identified one business segment i.e. Multimedia Business. In addition, the majority of the Group’s operations are conducted in Hong Kong and majority of the assets are located in Hong Kong. Accordingly, no operating or geographical segment information is presented.

	Six months ended
	30 June 2015 HK$’000	28 February 2014 HK$’000

Direct merchandise sales	5,701	—
Income from concessionaire sales and other service income	5,426	—
Licensing of programme rights and net advertising income	48,855	785
Artiste management services	287	182

	60,269	967

5	PROGRAMME COSTS

Programme costs mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, content production, and provision of artiste management services.

6	OTHER INCOME, NET

	Six months ended
	30 June 2015 HK$’000	28 February 2014 HK$’000

Bank interest income	10,654	7,809
Dividend income from available-for-sale equity securities	409	416
Interest income from available-for-sale debt securities	40,678	46,607
Gain on disposal of available-for-sale securities	1,432	2,017
Rentals from investment properties	5,714	5,783
Net exchange gain	707	138
Others	14	276

	59,608	63,046

7	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/(crediting) the following:

	Six months ended
	30 June 2015 HK$’000	28 February 2014 HK$’000
(a) Finance costs, net

Interest on bank loans	1,794	2,377
Other borrowing costs	87	2,182
Change in fair value of derivative financial instrument	—	(1,796)
Interest element of finance leases	—	3

	1,881	2,766

(b) Other items

Advertising and marketing expenses	7,722	49

Depreciation	18,215	13,702
Less: Depreciation capitalised as programme costs	—	(1,329)

	18,215	12,373
Amortisation of intangible assets	16,302	12,498
Gain on disposal of fixed assets	(79)	—
Impairment for available-for-sale investment	5,809	—
Write off of artiste prepayments	3,899	17,414
(Reversal of provision)/provision for committed artiste payments	(4,785)	20,097

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

7	LOSS BEFORE TAXATION (continued)

Loss before taxation is arrived at after charging/(crediting) the following: (continued)

	Six months ended
	30 June 2015 HK$’000	28 February 2014 HK$’000
(c) Talent costs

Wages and salaries	63,879	82,842
Retirement benefit costs – defined contribution plans	2,868	3,560

	66,747	86,402
Less: Talent costs capitalised as programme costs	—	(33,438)
Talent costs charged to programme costs	(4,217)	—

	62,530	52,964

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

8	IMPAIRMENT LOSSES/WRITE OFF OF ASSETS

For the six months ended 28 February 2014 and sixteen months ended 31 December 2014, the Group recognised impairment loss on fixed assets, intangible assets and programme costs and wrote off certain construction in progress with an aggregated amount of HK$32,000,000.

9	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to other comprehensive income

	Six months ended
	30 June 2015			28 February 2014
	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000	Before-tax amount HK$’000	Tax expense HK$’000	Net-of-tax amount HK$’000

Available-for-sale securities:
net movement in fair value reserve	22,397	—	22,397	41,663	—	41,663

9	OTHER COMPREHENSIVE INCOME (continued)

(b)	Components of other comprehensive income, including reclassification adjustments

	Six months ended
	30 June 2015	28 February 2014
	HK$’000	HK$’000

Available-for-sale securities: net movement in fair value reserve
– Changes in fair value recognised during the period	18,020	43,680
– Reclassified to profit or loss upon disposal	(1,432)	(2,017)
– Impairment loss charged to profit and loss	5,809	—

	22,397	41,663

10	INCOME TAX EXPENSE

The provision for income tax is calculated by applying the Hong Kong Profits Tax rate of 16.5% (six months ended 28 February 2014: 16.5%) to the six months ended 30 June 2015.

The amount of income tax expense in the consolidated income statement represents:

	Six months ended
	30 June 2015	28 February 2014
	HK$’000	HK$’000
Current taxation

Hong Kong Profits Tax	—	110

Deferred taxation

Origination and reversal of temporary differences	(73)	(204)

	(73)	(94)

11	DIVIDENDS

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30 June 2015. No final dividend was declared for the sixteen months ended 31 December 2014.

12	LOSS PER SHARE

The calculation of basic loss per share is based on the loss for the period of HK$235,034,000 (six months ended 28 February 2014: HK$119,578,000) and the weighted average of 809,017,000 (six months ended 28 February 2014: 809,017,000) ordinary shares in issue during the interim period.

The diluted loss per share was the same as the basic loss per share as no potential ordinary shares was outstanding during the interim period.

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

13	FIXED ASSETS

	30 June 2015	31 December 2014
	HK$’000	HK$’000

At the beginning of the period	550,159	531,277
Additions	10,728	68,717
Additions through acquisition of a subsidiary	—	13,645
Disposal of an investment property (note b)	—	(9,200)
Disposal of other fixed assets	—	(1,008)
Write off (note 8)	—	(17,978)
Fair value adjustment on investment properties (note a)	10,000	3,900
Depreciation charge	(18,215)	(37,773)
Impairment losses (note 8)	—	(1,421)

At the end of the period	552,672	550,159

Notes:

(a)	All investment properties of the Group were revalued as at 30 June 2015 by direct comparison approach determined by reference to recent sales price of comparable properties. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued.
(b)	During the sixteen months ended 31 December 2014, the Group disposed of an investment property with carrying value of HK$9,200,000. Proceed from the disposal of investment property was HK$9,200,000 with the relevant revaluation reserve of HK$5,397,000 realised and transferred to retained profits.

14	INTANGIBLE ASSETS

	30 June 2015	31 December 2014
	HK$’000	HK$’000

At the beginning of the period	391,198	291,366
Additions through acquisition of a subsidiary	—	146,591
Amortisation	(16,302)	(40,067)
Impairment losses (note 8)	—	(6,692)

At the end of the period	374,896	391,198

Intangible assets included the indefeasible right of use in certain capacity of the telecommunications network of the former subsidiary for a term of 20 years, right to use of the telecommunications services from the former subsidiary for a term of 10 years, and an intangible asset relating to the spectrum with frequency at 678–686 MHz and microwave link the frequency range of 7910–7920 MHz for the provision of broadcast-type mobile television services for a period of about 12 years.

15	OTHER FINANCIAL ASSETS

	30 June 2015	31 December 2014
	HK$’000	HK$’000

Available-for-sale debt securities
– Maturity dates within 1 year	380,257	293,943
– Maturity dates over 1 year	1,241,263	1,450,267

	1,621,520	1,744,210

Available-for-sale equity securities
– Listed	32,075	29,090
– Unlisted	12,153	11,063

	44,228	40,153

	1,665,748	1,784,363

All of these financial assets were carried at fair value as at 30 June 2015.

16	ACCOUNTS RECEIVABLE

The aging analysis of the accounts receivable, based on date of billing, is analysed as follows:

	30 June 2015	31 December 2014
	HK$’000	HK$’000

Current –30 days	6,680	7,036
31–60 days	384	460
61–90 days	1,401	12
Over 90 days	1,871	280

	10,336	7,788
Less: Allowance for doubtful debts	(100)	(100)

	10,236	7,688

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. In general, customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

17	ACCOUNTS PAYABLE

The aging analysis of the accounts payable, based on date of billing, is analysed as follows:

	30 June 2015	31 December 2014
	HK$’000	HK$’000

Current –30 days	3,525	2,155
31–60 days	846	85
61–90 days	300	67
Over 90 days	2,730	2,197

	7,401	4,504

18	BANK LOANS

At 30 June 2015, the bank loans were repayable as follows:

	30 June 2015	31 December 2014
	HK$’000	HK$’000

Within 1 year	430,151	802,165

At 30 June 2015, the uncommitted banking facilities of the Company amounted to HK$1,186,007,000 (31 December 2014: HK$2,311,010,000). As of 30 June 2015, the facilities were utilised to the extent of bank loans of HK$430,151,000 (31 December 2014: HK$802,165,000) and bank guarantees of HK$140,000 (31 December 2014: Nil) provided to a supplier.

All of the Company’s banking facilities are subject to the fulfilment of covenants as are commonly found in lending arrangements with financial institutions. If the Company were to breach the covenants, the drawn down facilities would become payable on demand. The Company regularly monitors its compliance with these covenants. As at 30 June 2015 and 31 December 2014, none of the covenants relating to drawn down facilities had been breached.

The bank loans bore fixed interest rate ranged from 0.6% to 0.7% (31 December 2014: 0.6% to 0.8%) per annum and were secured by certain of the Group’s available-for-sale securities with an equivalent amount to the bank loans.

19	DEFERRED TAXATION

The movements of the net deferred tax liabilities recognised in the consolidated statement of financial position are as follows:

	30 June 2015	31 December 2014
	HK$’000	HK$’000

At the beginning of the period	(826)	(227)
Deferred taxation charged to consolidated income statement –relating to the origination and reversal of temporary differences	(73)	(599)

At the end of the period	(899)	(826)

As at 30 June 2015, the Group did not recognised deferred tax assets in respect of unused tax losses of HK$825,893,000 (31 December 2014: HK$566,004,000) as it was not probable that future taxable profits against which these differences could be utilised would be available in the relevant tax jurisdictions. The tax losses do not expire under the current tax legislation.

The components of deferred tax assets and liabilities in the consolidated statement of financial position and the related movements during the period are as follows:

	Tax losses carried forward
	30 June 2015	31 December 2014
	HK$’000	HK$’000
Deferred tax assets:

At the beginning of the period	24,796	15,725
(Charged)/credited to consolidated income statement	(7,607)	9,071

At the end of the period	17,189	24,796

	Depreciation allowances in excess of the related depreciation
	30 June 2015	31 December 2014
	HK$’000	HK$’000
Deferred tax liabilities:

At the beginning of the period	(25,622)	(15,952)
Credited/(charged) to consolidated income statement	7,534	(9,670)

At the end of the period	(18,088)	(25,622)

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

19	DEFERRED TAXATION (continued)

The following amounts, determined after appropriate offsetting, are shown in the consolidated statement of financial position.

	30 June 2015	31 December 2014
	HK$’000	HK$’000

Deferred tax assets	—	—
Deferred tax liabilities	(899)	(826)

	(899)	(826)

20	CAPITAL AND RESERVES

	30 June 2015		31 December 2014
	No. of shares	Amount	No. of shares	Amount
		HK$’000		HK$’000
Ordinary shares, issued and fully paid:

At the beginning of the period	809,016,643	1,268,914	809,016,643	80,902
Transition to no-par value regime on 3 March 2014 (note)	—	—	—	1,188,012

At the end of the period	809,016,643	1,268,914	809,016,643	1,268,914

Note:	The transition to the no-par value regime under the Hong Kong Companies Ordinance (Cap. 622) occurred automatically on 3 March 2014. On that date, the share premium account and any capital redemption reserve were subsumed into share capital in accordance with section 37 of Schedule 11 to the Ordinance. These changes did not impact on the number of shares in issue or the relative entitlement of any of the members. Since that date, all changes in share capital have been in accordance with the requirements of Parts 4 and 5 of the Ordinance.

21	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities measured at fair value

The following table presents the fair value of the Group’s financial instruments measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy defined in IFRS/HKFRS 13, Fair value measurement. The level into which a fair value measurement is classified as determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

•	Level 1 valuations: Fair values measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical financial assets or liabilities at the measurement date

•	Level 2 valuations: Fair values measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using unobservable inputs. Unobservable inputs are inputs for which market date are not available

•	Level 3 valuations: Fair values measured using significant unobservable inputs

21	FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (continued)

(a)	Financial assets and liabilities measured at fair value (continued)

	Fair value at	Fair value measurements as at
	30 June	30 June 2015 categorised into
	2015	Level 1	Level 2	Level 3
	HK$’000	HK$’000	HK$’000	HK$’000

Assets:
– Available-for-sale debt securities	1,621,520	—	1,621,520	—
– Available-for-sale equity securities	44,228	32,075	12,153	—

	Fair value at	Fair value measurements as at
	31 December	31 December 2014 categorised into
	2014	Level 1	Level 2	Level 3
	HK$’000	HK$’000	HK$’000	HK$’000

Assets:
– Available-for-sale debt securities	1,744,210	—	1,744,210	—
– Available-for-sale equity securities	40,153	29,090	11,063	—

During the six months ended 30 June 2015, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Valuation techniques and inputs used in Level 2 fair value measurements

The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the end of the reporting period.

(b)	Fair value of financial instruments carried at other than fair value

The carrying value of the Group’s other financial instruments carried at cost or amortised cost are not materially different from fair value as at 30 June 2015 and 31 December 2014.

22	COMMITMENTS

(a)	Capital commitments

	30 June 2015 HK$’000	31 December 2014 HK$’000

Purchase of computer and office equipment
– Contracted but not provided for	2,278	5,038
Construction of Multimedia Production and Distribution Centre
– Authorised but not contracted for	824,265	823,438
– Contracted but not provided for	9,707	14,049

NOTES TO UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

22	COMMITMENTS (continued)

(b)	Commitments under operating leases

At 30 June 2015 and 31 December 2014, the Group has future minimum lease payments under non-cancellable operating leases as follows:

	30 June	31 December
	2015	2014
	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:

Within 1 year	3,428	3,585
After 1 year but within 5 years	798	2,391

	4,226	5,976

(c)	Production cost commitments

The Group entered into several long-term agreements with certain production-related talents and artistes for future production in the Group’s Multimedia Business. Minimum amounts of production costs to be paid by the Group are analysed as follows:

	30 June	31 December
	2015	2014
	HK$’000	HK$’000
Production costs which are payable:

Within 1 year	3,473	11,350
After 1 year but within 5 years	1,370	2,605

	4,843	13,955

23	MATERIAL RELATED PARTY TRANSACTIONS

The Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel of the Group is as follows:

	Six months ended
	30 June	28 February
	2015	2014
	HK$’000	HK$’000

Short-term employee benefits	7,478	10,881
Post-employment benefits	711	896

	8,189	11,777

INDEPENDENT REVIEW REPORT

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF HONG KONG TELEVISION NETWORK LIMITED

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial report set out on pages 12 to 28 which comprises the consolidated statement of financial position of Hong Kong Television Network Limited and its subsidiaries as of 30 June 2015 and the related consolidated income statement, consolidated statement of comprehensive income, and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International/Hong Kong Accounting Standard 34, Interim financial reporting issued by the International Accounting Standards Board/Hong Kong Institute of Certified Public Accountants (“IAS/ HKAS 34”). The directors are responsible for the preparation and presentation of the interim financial report in accordance with IAS/HKAS 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2015 is not prepared, in all material respects, in accordance with IAS/HKAS 34, Interim financial reporting.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

26 August 2015

OTHER INFORMATION

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities during the six months ended 30 June 2015.

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

As at 30 June 2015, the interests or short positions of the Company’s Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) were as follows:

Long positions in ordinary shares and underlying shares of the Company

	Interests in shares			Total interests in shares	Interests in underlying shares pursuant to share options	Aggregate interests	Approximate percentage interests in the Company’s issued share capital
Name of Director	Personal interests	Corporate interests	Family interests
							(Note 1)
Mr. Wong Wai Kay, Ricky	15,236,893	339,814,284	—	355,051,177	—	355,051,177	43.89%
		(Note 2(i))

Mr. Cheung Chi Kin, Paul	25,453,424	24,924,339	—	50,377,763	—	50,377,763	6.23%
		(Note 2(ii))

Ms. To Wai Bing	95,239	—	—	95,239	—	95,239	0.01%

Ms. Wong Nga Lai, Alice	50,000	—	—	50,000	—	50,000	0.01%

Notes:

1.	This percentage is based on 809,016,643 ordinary shares of the Company issued as at 30 June 2015.
2.	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	339,814,284 shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholder” in this interim report.
(ii)	24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

Save as disclosed above, as at 30 June 2015, none of the Directors nor the chief executive (including their spouse and children under 18 years of age) of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEME

On 31 December 2012, the Company adopted a share option scheme (the “Scheme”). Under the Scheme, share options may be granted to eligible participants include employee, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group and those who have contributed or will contribute to the Group at any time within ten years after its adoption at the discretion of the Board of the Company.

During the six months ended 30 June 2015, no share options have been granted under the Scheme by the Company.

SUBSTANTIAL SHAREHOLDER

At 30 June 2015, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in shares in long positions	Percentage interests
		(Note)

Top Group International Limited	339,814,284	42.00%

Note:	This percentage is based on 809,016,643 ordinary shares of the Company issued as at 30 June 2015.

Save as disclosed above, as at 30 June 2015, the Company had not been notified of any persons (other than the directors and chief executive of the Company) having any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Throughout the six months ended 30 June 2015, the Company has complied with the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report in Appendix 14 of the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors (the “Company Code”).

Having made specific enquiry of all Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the six months ended 30 June 2015.

CHANGES OF DIRECTORS’ INFORMATION

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes in Directors’ emoluments since the Company’s 2014 Annual Report are as follow:

•	With effect from 1 April 2015, the monthly salary of Mr. Wong Wai Kay, Ricky has been adjusted to HK$288,000.

•	With effect from 1 April 2015, the monthly salary of Mr. Cheung Chi Kin, Paul has been adjusted to HK$288,000.

•	With effect from 1 April 2015, the monthly salary of Ms. To Wai Bing has been adjusted to HK$150,000.

•	With effect from 1 April 2015, the monthly salary of Ms. Wong Nga Lai, Alice has been adjusted to HK$150,000.

OTHER INFORMATION

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the unaudited interim financial report of the Company for the six months ended 30 June 2015.

The Audit Committee currently comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2015 (six months ended 28 February 2014: Nil).

By Order of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 26 August 2015